URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of June, 2009

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

 (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-________)

VOTORANTIM CELULOSE E PAPEL S.A.
Publicly Held Company
CNPJ/MF 60.643.228/0001-21
NIRE 35.300.022.807

ARACRUZ CELULOSE S.A.
Publicly Held Company
CNPJ/MF 42.157.511/0001-61
NIRE 32.300.025.897

MATERIAL EVENT NOTICE
(a free translation from the original in Portuguese filed with the Comissão de Valores Mobiliários (CVM), the Brazilian Securities and Exchange Commission)

In compliance with article 157, paragraph 4, of Law 6,404/76, CVM Instruction No. 358/02 and item 3 of CVM Practice Bulletin (Parecer de Orientação) No. 35/08, VOTORANTIM CELULOSE E PAPEL S.A. (“VCP”) and ARACRUZ CELULOSE S.A. ("Aracruz") announce that the Boards of Directors of both companies have held meetings on June 1, 2009 and after (i) having been made aware of the discussions between the VCP Special Independent Committee (the "VCP Committee") and the Aracruz Special Independent Committee (the "Aracruz Committee", and together with the VCP Committee, the "Committees"); (ii) having examined the reports provided by the Committees; and (iii) having discussed the conclusions of the Committees, unanimously decided to set the exchange ratio of 0.1347 VCP common share for one Aracruz common share in the context of an Aracruz and VCP stock swap merger (Incorporação de Ações, or "Stock Swap Merger").

The unanimous decisions of the Board of Directors of both companies were essentially based upon the following:

a)
The VCP Committee considered an exchange ratio ranging between 0.0924 and 0.1347 VCP common share for one Aracruz common share to be appropriate, while the Aracruz Committee proposed an exchange ratio ranging between 0.1342 and 0.1473 VCP common share for one Aracruz common share;

b)	Given the proposed exchange ratios stated in item (a) above, the Committees agreed on an exchange ratio between 0.1342 and 0.1347 VCP common share for one Aracruz common share;

c)	In its report, the Aracruz Committee suggested that, within the range it considered acceptable, the exchange ratio should be fixed at 0.1384 VCP common share for one Aracruz common share;

d)	However, the suggestion of Aracruz Committee stated in item (c) above was not within the acceptable range set by the VCP Committee; and

e)
Considering the rationales presented by the Committees and the acceptable exchange ratio ranges recommended by the Committees, the Boards of Directors of VCP and Aracruz agreed to set an exchange ratio as close as possible to the range suggested by the Aracruz Committee but, at the same time, within the limits set by the VCP Committee. Therefore, the Directors of VCP and Aracruz decided to set the exchange ratio for the Stock Swap Merger at 0.1347 VCP common share for every Aracruz common share, since this exchange ratio complies with the recommendations of both Committees.

The exchange ratio set herein is based upon reports that were prepared by the Aracruz Committee and the VCP Committee before Shareholders' Meetings of Aracruz and VCP had been called to vote upon the conversion of the VCP preferred shares into VCP common shares and the conversion of the Aracruz preferred shares into Aracruz common shares. As of today, the Special Meeting of Preferred Shareholders of Aracruz to ratify the conversion of the Aracruz preferred shares into Aracruz common shares has not yet been held. Therefore, if the conversion of the Aracruz preferred shares into Aracruz common shares is not ratified by Aracruz's preferred shareholders, Aracruz preferred shares may be exchanged for VCP common shares in the context of the Stock Swap Merger. In such case, the Aracruz common stock to VCP common stock exchange ratio set herein (0.1347 VCP common share for one Aracruz common share) must be adjusted for the Aracruz preferred shares, so that the exchange of Aracruz preferred shares for VCP common shares in a Stock Swap Merger also take into account the effects of the application of the conversion ratio of 0.91 Aracruz common share for one Aracruz preferred share that would have resulted from the conversion of Aracruz preferred shares into Aracruz common shares had a Special Meeting of Preferred Shareholders of Aracruz been held approving such preferred-share-to-common-share conversion for Aracruz.

Management of VCP and Aracruz must take all the necessary measures to reflect the exchange ratio set herein (0.1347 VCP common share for one Aracruz common share) in the proposed Stock Swap Merger protocol to be voted upon in upcoming Shareholders' Meetings of VCP and Aracruz. All documents in connection with the resolutions taken herein, including the Committees' reports and their appendices, will be available at the headquarters of each company after such Shareholders' Meetings are duly called.

São Paulo-SP/Aracruz-ES June 01, 2009

Votorantim Celulose e Papel S.A. Paulo Prignolato Investor Relations Officer	Aracruz Celulose S.A. Marcos Grodetzky Investor Relations Officer

The Stock Swap Merger is being conducted in Brazil pursuant to the Brazilian Corporation Law. Neither Aracruz nor VCP are asking you to send them a proxy and you are requested not to send a proxy to Aracruz, VCP or any affiliate of either of those companies. The Stock Swap Merger involves securities of Brazilian companies and is subject to disclosure requirements that are different from those of the United States. In addition, it is expected that the Stock Swap Merger will be conducted pursuant to exemptions from registration provided under the U.S. Securities Act of 1933, as amended. No offers of securities or offers to buy securities may be conducted in the United States absent registration or an exemption from registration. The new VCP common shares that will be distributed to holders of Aracruz common and preferred shares in connection with the Stock Swap Merger have not yet been registered with the Securities and Exchange Commission ("SEC"). VCP intends to register the new VCP common shares with the SEC under the U.S. Securities Exchange Act of 1934, as amended, and file listing applications (i) with the BM&FBovespa S.A. - Bolsa de Valores, Mercadorias e Futuros for those common shares and (ii) with the New York Stock Exchange for the new VCP American Depositary Shares that will be distributed to holders of Aracruz American Depositary Shares in connection with the Stock Swap Merger.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC. (Registrant)

Date: June 3, 2009	By:	/s/ Paulo Prignolato
Name: Paulo Prignolato
Title: Chief Financial Officer